SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


Grandelight Holding Limited            Peak Pacific Investment Company Pte. Ltd.
Trident Chanbers                       302 Orchard Road
P.O. Box 146                           Tong Building #18-02B
Road Town, Tortola                     Singapore 238862
British Virgin Islands                 Republic of Singapore

Peak Pacific Investment Company (L)
 Bhd                                   Handan Chengfeng Heat & Power Co. Ltd
Level 13 (E) Main Office Tower         Jinfeng Street, North Section
Financial Park Labuan                  Lin Zhang County
Jalan Merdeka, 87000                   Handan City, Hebei Province
Labuan FT, East Malaysia               People's Republic of China
Malaysia

Shijiazhuang Chengfeng Heat and
 Power Co. Ltd                         Jinan Yaqing Heat and Power Co. Ltd.
North Beijuan                          Hualong Road, East End
Zhengding County                       Jinan City, 250100, Shandong Province
Shijiazhuang City, Hebei Province      People's Republic of China
People's Republic of China

Henan Anfeng Electric Power Co. Ltd.   Henan Yongfeng Electric Power Co. Ltd.
Industrial Demonstration Zone,         Industrial Demonstration Zone,
Gongyi City, Henan Province            Gongyi City, Henan Province
People's Republic of China             People's Republic of China



                ------------------------------------------------
                      (Names of foreign utility companies)

                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


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                The Commission is requested to mail copies of all
                communications relating to this Notification to:

                                 Barbara J. Swan
                  Executive Vice president and General Counsel
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                              William T. Baker, Jr.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019


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


         Alliant Energy Corporation ("Alliant"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "'35 Act"), as amended, acting on behalf of each of the entities named in
Item 1 below, hereby notifies the Securities and Exchange Commission (the "Commission") that each such entity is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the '35 Act.

ITEM 1.  NAMES, BUSINESS ADDRESSES, FACILITIES AND OWNERSHIP.
         ----------------------------------------------------

         The name and business address of the companies claiming FUCO status are as follows:


Grandelight Holding Limited            Peak Pacific Investment Company Pte. Ltd.
Trident Chanbers                       302 Orchard Road
P.O. Box 146                           Tong Building #18-02B
Road Town, Tortola                     Singapore 238862
British Virgin Islands                 Republic of Singapore

Peak Pacific Investment Company
(L) Bhd                                Handan Chengfeng Heat & Power Co. Ltd
Level 13 (E) Main Office Tower         Jinfeng Street, North Section
Financial Park Labuan                  Lin Zhang County
Jalan Merdeka, 87000                   Handan City, Hebei Province
Labuan FT, East Malaysia               People's Republic of China
Malaysia

Shijiazhuang Chengfeng Heat and
 Power Co. Ltd                         Jinan Yaqing Heat and Power Co. Ltd.
North Beijuan                          Hualong Road, East End
Zhengding County                       Jinan City, 250100, Shandong Province
Shijiazhuang City, Hebei Province      People's Republic of China
People's Republic of China

Henan Anfeng Electric Power Co. Ltd.   Henan Yongfeng Electric Power Co. Ltd.
Industrial Demonstration Zone,         Industrial Demonstration Zone,
Gongyi City, Henan Province            Gongyi City, Henan Province
People's Republic of China             People's Republic of China


          Grandelight Holding Limited ("Grandelight") is a wholly-owned subsidiary of Alliant Energy International, Inc., a wholly-owned subsidiary of Alliant Energy Resources, Inc. and an indirect wholly-owned subsidiary of Alliant. Grandelight owns approximately 65% of the outstanding voting securities of Peak Pacific Investment Co. Pte. Ltd. ("Peak"), a Singapore corporation engaged in the development, management and operation of power plants in the People's Republic of China ("PRC") under Sino-foreign joint venture arrangements. John Hancock Mutual Life Insurance Company owns approximately 32% of Peak's outstanding voting securities.

          Peak is currently participating in five (5) cooperative joint ventures in the PRC with PRC enterprise legal persons. Each joint venture company has


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been organized to, among other things, develop and operate co-generation steam and power or stand-alone power facilities and to enhance the economic efficiency of the generation of energy from the power plants. In the future, Peak may participate in other similar joint venture enterprises in the PRC.

         Peak Pacific Investment Company (Labuan) Berhad ("Peak Labuan") is a wholly-owned subsidiary of Peak. Peak Labuan is a financing subsidiary formed for the purpose of making loans to Peak's various cooperative joint venture companies in the PRC.

         Peak owns a majority interest in each of the following five (5) operating joint venture companies:

         HANDAN CHENGFENG HEAT & POWER CO. LTD. ("HANDAN CHENGFENG") is a joint venture between Peak and Hebei Lin Zhang County Ganshi Cogeneration Plant ("Ganshi"), a state-owned enterprise established under the laws of the PRC. Peak owns 75% of the joint venture, and the remaining 25% is owned by Ganshi. Handan Chengfeng is a greenfield project currently under construction. Completion is currently scheduled for the year 2001. The facility is a coal-fired co-generation plant that will produce and supply both electricity and thermal energy. The generating facilities will consist of two 12-megawatt units. Handan Chengfeng will sell electricity to the Lin Zhang County Power Company. The steam produced will be sold to the Lin Zhang County Municipal Administration Bureau Steam Company.

         SHIJIAZHUANG CHENGFENG HEAT & POWER CO. LTD. ("SHIJIAZHUANG CHENGFENG") is a joint venture between Peak and Shijiazhuang City Zhengding Chemical Fertilizer Group Co. Ltd ("Zhengding Chemical"), a limited liability company incorporated under the laws of the PRC. Peak owns 70% of the joint venture, and the remaining 30% is owned by Zhengding Chemical. Shijiazhuang Chengfeng is a greenfield project currently under construction. Completion is scheduled for the year 2001. When complete, the facility will be a coal-fired, co-generation plant that will produce and supply both electricity and thermal energy. The generating facilities will consist of two 12-megawatt units. Shijiazhuang Chengfeng will sell electricity to the Zhengding County Sandianban. The steam produced will be sold to the Zhengding County Supply Company.

         JINAN YAQING HEAT AND POWER CO. LTD. ("JINAN YAQING") is a joint venture between Peak, Asia Power Development Corporation ("Asia Power"), and Jinan Development Zone Heat and Power Plant ("Jinan Development"). Peak owns 66.5% of the joint venture, Asia Power owns 3.5%, and the remaining 30% is owned by Jinan Development. Asia Power is a limited liability company incorporated in the British Virgin Islands. Jinan Development is a state-owned enterprise established under the laws of the PRC. Jinan Yaqing's facilities include one 6-megawatt generating unit and related steam production equipment. A second 6-megawatt unit and related steam production equipment may be added. Jinan Yaqing will sell electricity to the Jinan City Power Supply Bureau. The steam produced will be sold to the Jinan Development Zone Heat and Power Plant Industrial Company.


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


          HENAN ANFENG ELECTRIC POWER CO. LTD. ("HENAN ANFENG") is a joint venture between Peak and Henan Gongyi No. 2 Power Plant ("Henan Gongyi"), a Chinese company established under the laws of the PRC. Peak owns 70% of the joint venture, and the remaining 30% is owned by Henan Gongyi. Henan Anfeng produces only electricity. Its facilities consist of one 50-megawatt unit. The plant will sell electricity to the Gongyi Power Supply Company and the Henan YongAn Aluminum & Power Group Co. Ltd.

          HENAN YONGFENG ELECTRIC POWER CO. LTD. ("HENAN YONGFENG") is a joint venture between Peak and Henan Gongyi No. 2 Power Plant ("Henan Gongyi"), a Chinese company established under the laws of the PRC. Peak owns 70% of the joint venture, and the remaining 30% is owned by Henan Gongyi. Henan Yongfeng produces only electricity. Its facilities consist of a 50-megawatt generating unit. Henan Yongfeng will sell electricity to the Gongyi Power Supply Company and the Henan YongAn Aluminum & Power Group Co. Ltd.


ITEM 2.  DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES OF ENTITIES NAMED IN
         ----------------------------------------------------------------
         ITEM 1.
         -------

         The following companies, each of which is a direct or indirect subsidiary of Alliant, are domestic public utility companies and associate companies of each of the FUCOs identified in Item 1, above: IES Utilities Inc., Interstate Power Company, Wisconsin Power and Light Company and South Beloit Water, Gas & Electric Company (collectively, the "Domestic Utilities"). At present, apart from their common affiliation with Alliant, none of the Domestic Utilities has any relationship with any of the FUCOs identified above.


                         EXHIBIT A. STATE CERTIFICATION.

                                  Inapplicable.


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                                    SIGNATURE


         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                               ALLIANT ENERGY CORPORATION


                                               By: /s/ Barbara J. Swan
                                                   ________________________
                                                       Barbara J. Swan
                                                       Executive Vice President
                                                       and General Counsel



Date:  July 30, 1999


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